Dated April 4, 2012
Filed Pursuant to Rule 433
Registration Statement No. 333-171338
Relating to Preliminary Prospectus Supplement
Dated April 2, 2012 to Prospectus Dated January 20, 2011

UMH PROPERTIES, INC.

8.25% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	UMH Properties, Inc.

Title of Shares:	8.25% Series A Cumulative Redeemable Preferred Stock

Number of Shares:	1,000,000 shares (or 1,150,000 shares if the underwriters’ over-allotment option is exercised in full)

Maturity:
Perpetual (unless redeemed by the Issuer pursuant to its optional redemption rights or its special optional redemption rights, or converted by an investor in connection with a Delisting Event or a Change of Control).

Trade Date:	April 4, 2012

Settlement Date:	April 10, 2012 (T+3)

Dividend Rate:	8.25% per annum of the $25.00 liquidation preference (equivalent to $2.0625 per annum per share)

Dividend Payment Dates:	March 15, June 15, September 15 and December 15. The next quarterly dividend payment will be June 15, 2012 and will be for the full dividend period from March 1, 2012 to May 31, 2012.

Conversion Rights:
Upon the occurrence of a Delisting Event or a Change of Control, as applicable, investors will have the right (unless, prior to the Delisting Event Conversion Date or the Change of Control Conversion Date, as applicable, the Issuer provides notice of its election to redeem the Series A Preferred Stock) to convert all or part of the Series A Preferred Stock held by such investor on the Delisting Event Conversion Date or the Change of Control Conversion Date, as applicable, into a number of the Issuer’s shares of common stock, par value $0.10 per share, per Series A Preferred Stock to be converted equal to the lesser of:

●
the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, (unless the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, is after a record date for a Series A Preferred Stock declared dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend to be paid on such dividend payment date will be included in this sum) by (ii) the Common Share Price; and

● 4.9020, or the Share Cap, subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration, as described in the prospectus supplement.

If the Issuer provides a redemption notice prior to the Delisting Event Conversion Date or the Change of Control Conversion Date, as applicable, whether pursuant to the Issuer’s special optional redemption rights in connection with a Delisting Event or a Change of Control, as applicable, or the Issuer’s optional redemption rights, investors will not have any right to convert the Series A Preferred Stock in connection with the Delisting Event Conversion Right or the Change of Control Conversion Right, as applicable, and any Series A Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Delisting Event Conversion Date or the Change of Control Conversion Date, as applicable.

Optional Redemption:
The Series A Preferred Stock is not redeemable prior to May 26, 2016, except pursuant to provisions relating to the preservation of the Issuer’s qualification as a REIT and as described in “Special Optional Redemptions” below. On and after May 26, 2016, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, by paying $25.00 per share, plus any accrued and unpaid dividends (whether or not declared), if any, to, but not including, the date of redemption (subject to the special optional redemption rights described below).

Special Optional Redemptions:
During any period of time that a Delisting Event occurs, the Issuer may at its option, subject to certain conditions, redeem the outstanding Series A Preferred Stock, in whole but not in part, within 90 days after the Delisting Event, for a redemption price of $25.00 per share, plus all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the date of redemption.

Upon the occurrence of a Change of Control, the Issuer may, at its option, subject to certain conditions, redeem the Series A Preferred Stock, in whole but not in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

If, prior to the Delisting Event Conversion Date or the Change of Control Conversion Date, as applicable, the Issuer provides notice of redemption with respect to the Series A Preferred Stock (whether pursuant to the Issuer’s optional redemption rights or its special optional redemption rights), investors will not have the conversion right described above.

Authorized Capital Stock:
After giving effect to the offering, the authorized capital stock of the Issuer will include 35,000,000 shares of common stock, 2,488,800 shares of Series A Preferred Stock and 3,000,000 shares of excess stock.

Yield:	8.25%

Public Offering Price:	$25.292 per share

Purchase Price by Underwriters:	$24.5045 per share

Net Proceeds (before expenses):	$24,504,500 ($28,180,175 if the underwriters’ over-allotment option is exercised in full)

Underwriting Discount:	$787,500 ($905,625 if the underwriters’ over-allotment option is exercised in full)

Sole Book Runner:	J.P. Morgan Securities LLC

Senior Co-Manager:	BMO Capital Markets Corp.

Co-Managers:	CSCA Capital Advisors, LLC Crowell, Weedon and Co.

Listing/Symbol:	The Series A Preferred Stock is listed on The New York Stock Exchange under the symbol “UMH PRA.”

ISIN:	US9030022027

CUSIP:	903002 202

The Issuer has filed a registration statement (including a prospectus dated January 20, 2011 and a preliminary prospectus supplement dated April 2, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533.